July 31, 2008

Via Edgar and Federal Express

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Webdigs, Inc.
Form 10
Filed June 20, 2008
File No. 001-34106

Dear Mr. Kluck:

This letter responds on behalf of the Company to the comment letter from the Commission dated July 18, 2008, with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company. Together with this letter we are filing an amendment to the registration statement. When we refer to page numbers of the marked courtesy copy, we are referring to the pagination at the top of such copy.

General Comments

1.
We note that you have filed pursuant to Section 12(b) of the 1934 Act. We further note that you are not seeking to be listed on a national exchange. Please advise or withdraw your filing and file under Section 12(g).

The filing pursuant to Section 12(b) of the 1934 Act was an error, and the filing should instead have been submitted under Section 12(g) of the 1934 Act. Consequently, we have filed an amendment indicating that the Form 10 is filed under Section 12(g).

Item 1. Description of Business, page 1

2.
We note that parts of the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis cannot be provided, the statements should be removed. Please revise accordingly.

As you have requested, we have reviewed the filing generally and, in the Amendment, have either eliminated our use of terms that appear to be promotional or have identified clearly as the opinion of management.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

3.
Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on page 1, for example, and without limitation, the following examples:

•	“The average home in the Twin Cities metropolitan area (Minnesota) sells for nearly $300,000 and the average brokerage commission on residential real estate transactions is 6%.”

•	“Often the only value perceived by the consumer in hiring a real estate agent is obtaining a listing on the Multiple Listing Service.”

•	“In 77% of the nationwide residential real estate transactions in 2005, the buyer itself found the home on the internet.”

•
“Of course, the most critical aspect driving this change is the advent of the internet as a tool for searching for and researching real estate, eliminating the commitments of time and expense involved with visiting multiple properties in person.”

•
“[T]he percentage of home buyers using the internet to search for homes increased from 41% in 2001 to 80% in 2006. . . . [T]he percentage of California home sellers using the internet in the sale process increased from 9% in 2002 to 62% in 2006.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

None of the supporting materials were prepared specifically for us in connection with the filing of the Form 10, or any offering of securities in which we have engaged. The materials are being supplied to you in hard copy together with this response letter. Where appropriate, we have indicated in the Amendment itself the source for our factual statements.

4.
Please do not utilize terms such as “seamlessly” and “high touch” as they are jargon. Please revise throughout the registration statement to clearly explain these terms. In addition, please do not use technical terms or industry jargon in your explanations.

As you have requested, we have reviewed the filing generally and, in the Amendment, have eliminated our use of these terms.

5.	Please add disclosure regarding where you are licensed to conduct real estate transactions.

We have added this disclosure in the Amendment. Specifically, we are licensed in Minnesota, Wisconsin, Colorado and Florida. Please see page 5 of the marked courtesy copy.

6.	Please explain to us what the Webdigs Foundation is and tell us what role it has in your corporate structure.

At this point, Webdigs Foundation has not been formalized and does not formally or technically exist. For the present, we have no intention of formalizing Webdigs Foundation and references to it that once appeared on our website have been removed.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

7.	Please explain to us what role MoCo, Inc. has in your corporate structure.

MoCo, Inc. is a shareholder of the Company that is also the landlord for our present office lease. In addition, MoCo has performed a variety of website-development work for the Company.

Item 1. Description of Business, page 1

Overview of our Business and its History, page 1

8.
Please update your disclosure throughout your registration statement to provide the most recent information available. For example, we note that in the last sentence of the first paragraph you reference information for 2005.

In the Amendment, we have attempted to update our disclosure throughout. In some cases, the most recent statistics we have been able to obtain are dated as of 2006.

Services for Home Sellers, page 3

9.	Please also disclose the number of home selling clients that have listed with you since inception.

Please see page 6 of the marked courtesy copy, where it indicates that since inception we have had 118 sellers list properties with us as of July 22, 2008.

Industry Segments, page 5

10.	Please clarify whether you return two-thirds of all brokerage commissions received or whether you return only two-thirds of commissions related to the real estate brokerage segment.

We provide rebates only with respect to real estate brokerage commissions. We do not provide rebates for mortgage brokerage commissions. Please see page  7 of the marked courtesy copy.

Other Regulation, page 6

11.
In the risk factor on page 14, you state: “Eight states have ‘minimum service laws’ that require realtors to provide a level of service that online real estate businesses typically do not provide. Eleven states prohibit rebates of real estate commissions.” Please add this disclosure in the “State Regulation” section and identify these states.

As requested, we have added disclosure of the minimum service laws and the 11 states that presently prohibit real estate commission rebates in the “State Regulation” subsection and have identified the relevant states. Please see page  9 of the marked courtesy copy.

12.
We note that prior to the reverse merger, the name of the company was Select Video, Inc. Please disclose the development of its business during the last three years as required by Item 101(h) of Regulation S-K. Also disclose the form and year of its organization as required by Item 101(h)(1).

Prior to the merger transaction with Webdigs, LLC, Select Video, Inc. had been a private shell corporation since sometime after 1999. The corporation was formed in Delaware in May 1994. From the date of its incorporation until such time as it ceased operating in a meaningful way (again, we believe sometime after 1999), the corporation was involved in the pursuit of intellectual properties relating to gaming (principally, casino table games).

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

13.
Please describe in more detail the business combination between Select Video, Inc. and Webdigs, LLC. See Item 101(h)(3) of Regulation S-K. Please discuss how and when the previous control persons or their affiliates of Select Video, Inc. were introduced to the previous management or control persons of Webdigs, LLC. Please describe all agreements between the previous control persons or affiliates of the Select Video, Inc. and the previous management or control persons of Webdigs, LLC. Please disclose the principal terms of the combination, including the acquisition price, name the parties negotiating the combination, disclose the method used in determining the acquisition price, disclose the amount of any compensation paid to advisors or finders involved, and disclose the effects of the acquisition on the management and control persons of Select Video, Inc. Describe whether any control persons of Select Video, Inc. received cash consideration in connection with the change in control and/or business combination. Also, disclose whether consulting agreements were provided as part of the business combination. Please file all agreements relating to the combination as exhibits.

The Company’s chief executive officer (Robert Buntz, the undersigned) and Mr. Shrader (the former chief executive officer and a director of Select Video, Inc.) have been long-time friends since the mid-1980s, when they were introduced to each other at a fundraiser for the Division of Indian Work, Greater Minneapolis Council of Churches, by Mr. Al Paulson (a long-time friend of Mr. Buntz). The affiliates (directors and officers) of Select Video have not had, nor do they have, any agreements with the affiliates of Webdigs, LLC. Instead, the sole agreement related to the two entities was the October 24, 2007 Merger Agreement which has already been filed as an exhibit to the Form 10.

We have added further disclosure respecting the principal terms of the combination, including the acquisition price, names the parties negotiating the combination, and the method used in determining the acquisition price. Please see page 10 of the marked courtesy copy.

There were no advisors or finders engaged in connection with the transaction. No control persons or other affiliates of Select Video, Inc. prior to the merger received any cash consideration in connection with the merger transaction. There were no consulting agreements entered into in connection with the merger, nor are there any consulting agreements now between the Company (or any of its affiliates) and any of the former Select Video affiliates.

14.
Please disclose the business purpose of the reverse merger with Select Video, Inc. Please tell us the role of Mr. Shrader in the reverse merger. For example, please tell us whether Mr, Shrader proposed the idea of a reverse merger to you.

The business purpose of the merger was primarily to provide Webdigs, Inc. (i.e., the combined business entity) with a shareholder base sufficiently diversified to enable an application for listing on an automated securities market (Pink Sheets or OTC Bulletin Board). Mr. Shrader and the undersigned (Mr. Buntz) first met to discuss different formation and business model ideas for what would become Webdigs, LLC several months prior to the organization of that limited liability company. In the course of that conversation, Mr. Buntz suggested that becoming public through a non-traditional means (other than an IPO) might be a viable strategy for the new business since a key aspect of the business plan was to aggressively market the company and expand, all of which would require capital. Mr. Buntz was at that time familiar with the concept of a reverse merger, and indicated that becoming public through that means might make for a comparatively faster and more efficient means of accessing public markets.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

Several months later, shortly after Webdigs, LLC had been formed, Mr. Buntz approached Mr. Shrader with the idea of a merger transaction between Webdigs and Select Video. Even though Select Video, Inc. was not a publicly traded shell company, it was a “private shell” that would require some amount of capital to get to the next steps (finding a market maker interested in making a 15c2-11 application and filing a suitable registration statement with the SEC). Mr. Buntz did not raise the possibility of using Select Video in a merger transaction with Webdigs during their initial conversation because at that time Mr. Shrader was developing a specialty grocery market concept similar to a “Trader Joe’s” that he was intending to use with Select Video, Inc. Subsequently, however, major grocery players entered the market for specialty grocery stores and Mr. Shrader decided to abandon the idea due to competitive concerns. After Mr. Shrader had abandoned his grocery-market plans for Select Video, Mr. Buntz suggested a merger as a concept to consider.

15.	Please provide greater disclosure regarding the role of Credit Garage, LLC. If you receive revenue generated by this subsidiary, please disclose this information in Item 2.

In the Amendment, we have added stricken references to Credit Garage since this subsidiary has not actively commenced operations as of this date.

Item 1A. Risk Factors, page 10

16.
Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the losses you have incurred and your net working capital deficiency. We also note that your liabilities are greater than your assets. See Item 503(c) of Regulation S-K. In addition, as you indicate on page 20, please disclose that if you are not able to obtain additional financing, you will only have sufficient cash to finance operations through August 31, 2008.

We have added the requested disclosure. Please see page 13 of the marked courtesy copy.

We will continue to depend on intellectual property . . . page 12

Important Note, page 15

17.	Please disclose in this paragraph that the disclosed risk factors address all of the material risks. Please ensure that all material risks are disclosed in the Risk Factor section.

We have added the requested disclosure.

Item 2. Financial Information, page 16

General, page 16

18.
Please revise your overview to include management’s perspective on the risks and challenges facing your company and how management is dealing with these issues. We note that the company had a net loss of $1,972,071 for the six months ended April 30, 2008. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Refer to Release 33-8350 on our website at www.sec.gov.

We have generally revised our MD&A section in the Amendment.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

19.
In describing the percentages and amount of fees related to buyer’s broker commissions, please describe separately whether such fees are attributed to real estate brokerage or mortgage broker services. Please describe in greater detail the loan fees earned on each transaction, e.g., the amount of fees and how such amounts are determined for each transaction. Also clarify whether the company gives the buyer two-thirds of its 2.7% buyer’s broker commission. If so, also disclose the percentage of the company’s average broker commission after the rebate.

We have generally revised our MD&A section in the Amendment to address your comments.

20.	In the third paragraph, in addition to your disclosure regarding gross revenue, please disclose your net revenue since inception.

We have added the requested disclosure.

Results of Operations, page 17

From Inception (May 1, 2007) to October 31, 2007, page 17

21.
In the table, you disclose that Net Revenues for your on-line real estate brokerage services amounted to $6,400. Please tell us how you arrived at this amount. It appears from the disclosure in the following paragraph that you closed 21 real estate transactions during this period. Based on this, it would appear this amount should be higher. Please clarify whether your participation in these transactions consisted of both on-line real estate brokerage services and mortgage brokerage services or whether the majority of these transactions consisted solely of mortgage brokerage services. In the MD&A section, please describe in more detail the calculation of the amounts of the mortgage brokerage fees and commissions.

We have generally revised our MD&A section in the Amendment to address your comments.

22.	Please discuss in greater detail how the mortgage origination fee is calculated.

In the Amendment, we have attempted to clarify how we calculated mortgage origination fees.

Liquidity and Capital Resources; Anticipated Financing Needs, page 19

23.	In the third paragraph on page 20, please disclose the amount of shares you have issued to key employees. Also clarify whether you issued any shares from November 1, 2007 through April 30, 2008.

We have added the requested disclosure. Please see page 22 of the marked courtesy copy.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

24.	Please provide the address for each beneficial owner. See Item 403(a) of Regulation S-K.

We have added the principal business address for each beneficial owner. Please see page 25 of the marked courtesy copy.

25.	Please update the information in footnotes 3, 7 and 9 as these shares vested on July 15, 2008.

We have so updated the footnotes. Please see page 25 of the marked courtesy copy.

Item 5. Directors and Executive Officers, page 25

26.	In the description of the experience of Mr. Sjoblad, it appears that “UBHI.OB” should be “UBHI.OTCBB.” Please revise accordingly.

We are not aware of the differences in ticker suffix “OB” versus “OTCBB,” as (i) both suffixes presumably refer to stocks listed on the bulletin board and (ii) customary ticker searches for Ubid Holdings, Inc. on popular financial websites provide results indicating that UBHI.OB is correct.

27.
In the description of the experience of Mr. Larson, it appears that “AMEX: CKN” should be “AMEX: CKNN.” Please revise accordingly. Additionally, please clarify whether Mr. Larson still serves as a director for Cash Systems, Inc.

We have revised the disclosure to provide the correct ticker. Mr. Larson is no longer a director for Cash Systems, Inc.

Item 6. Executive Compensation, page 27

28.	Please disclose whether Mr. Buntz was issued restricted stock during the period from inception to October 31, 2007.

Mr. Buntz has not received stock that is contractually restricted; none of his shares, however, have been registered upon issuance and so all such shares remain “restricted” as that term is understood for securities law purposes.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity . . . page 29

Securities Authorized for Issuance under Equity Compensation Plans, page 29

29.
We note your disclosure that you had no equity compensation plans on October 31, 2007. Based on your disclosure on pages 20 and 24, it appears that you had a restricted stock plan. Please revise or advise.

We agree that our Restricted Stock Plan was in place at October 31, 2007 and we have revised the disclosure appropriately.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

Item 10. Recent Sales of Unregistered Securities, page 31

30.	We note that you filed a Form D on March 19, 2008. Please tell us what offers and sales were covered by this filing.

The offers and sales covered by that filing were made to cash investors in Webdigs, Inc. from December 2007 through mid-March 2008 (originally representing the sale of 3,516,000 shares), some of which were subsequently cancelled due to clerical errors in the issuance of certificates. In sum, the Form D filed with the SEC was intended to cover a total 3,306,000 of the presently outstanding shares disclosed in the first paragraph of Item 10.

Item 11. Description of Registrant’s Securities to be Registered, page 32

31.
In this section, and at other points in the registration statement, you state that you have 21,808,840 shares of common stock issued and outstanding and that there are 200 holders of record. Based on the disclosure on pages 31 through 32, under Item 10, it appears that you have 22,850,501 shares outstanding held by 64 shareholders. Please reconcile your disclosure or advise.

We believe that a number of shares (aggregating 1,627,737) originally issued were subsequently forfeited by a key employee may explain any discrepancy. In addition, please note that Select Video had issued, prior to three years ago and during its pursuit of gaming-related business activities, a total of 286,076 shares held by approximately 136 holders of record. If you account for these shares (which are not disclosed in Item 10) and then add the revised numbers set forth in the Amendment, the numbers should add to the 21,808,840 figure.

Financial Statements

Consolidated Statement of Stockholders’ Equity, page F-4

32.	We note that you have a separate account for Unearned Compensation. Explain to us how your presentation complies with paragraph 74 of SFAS 123(R).

Under SFAS 123R – 30, “the compensation cost for an award of equity instruments (in our case restricted stock) to employees shall be recognized over the period(s) in which the related services are rendered by a charge to compensation expenses and a corresponding credit to equity (paid-in capital) if the award is for future service.” In our case, we believe that setting up the “unearned compensation” account as a subaccount to equity paid-in capital is the best way to disclose the balance of share compensation which remains subject to forfeiture and related expense yet to be recognized in our income statement.

33.
It appears that you have valued your various stock issuances at significantly different amounts. Please explain to us how you determined the value of the each stock issuance and explain to us what facts and circumstances changed between issuances that would support the variances in values. Please ensure that your analysis includes the stock issued to acquire HEA and Marquest.

We are enclosing a spreadsheet with valuation comments relating to the valuation of our stock at various issuances.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

34.
Explain to us the nature of your adjustment for “the recapitalization of shares issued by Select Video, Inc.” To the extent this adjustment relates to your reverse merger with Select Video, Inc., explain to us why the adjustment is not reflected in the opening balances of you equity accounts for the earliest period presented in your financial statements.

Webdigs, LLC commenced operations on May 1, 2007. For that reason and due to the fact that the accounting acquirer in the reverse merger was Webdigs, we did not consider it appropriate to have the opening balance as of May 1, 2007 include the then-outstanding Select Video shares which were recapitalized on October 24, 2007 as part of the reverse merger.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

35.
Please expand your disclosure to include a discussion of how your policies comply with the requirements of SAB 104. Additionally, please discuss the nature and estimation process regarding customer rebates and whether there have historically been any changes in the estimates.

We have expanded our disclosure as you requested. All customer rebates are known at the time of closing (revenue recognition time) and are not estimated.

Exhibits

36.
We note that you have included audited financial statements for HEA and Marquest for the years ended December 31, 2006. Explain to us how you determined that you were not required to provide unaudited interim financial statements for the entities for the latest interim period preceding the acquisition and the corresponding interim period for the preceding year. Reference is made to Rule 3-05 of Regulation S-X.

We are in the process of preparing the unaudited interim financial statements for each such entity. Once completed, we expect to add them to an subsequent amendment.

37.	We note that you have entered into Member Services Agreements with Mr. Buntz, Mr. Wicker, and Mr. Meckey. Please file executed copies of these agreements as exhibits.

With the Amendment, we have filed executed copies of these agreements as exhibits to the filing.

Please do not hesitate to contact me at (612) 767-3854 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company and in connection with responding to the Commission’s comments, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Tom Kluck, Legal Branch Chief

July 31, 2008

Very truly yours,

Robert A. Buntz, Jr.